Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

October 17, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Christopher Bellacicco

Re: RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-282688; 811-23166); Response to Examiner Comments on N-2

Dear Ms. Hamilton and Mr. Bellacicco:

This letter responds to the staff’s comments that you provided via telephone on September 10, 2024 and September 12, 2024, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING Comments

1.	There are multiple instances of information that needs to be updated within the Registration Statement. Please ensure this information will be updated in a pre-effective amendment.

The Registrant confirms that all open items have been updated in the Revised Registration Statement.

2.	Please ensure that all filings incorporated by reference are hyperlinked in accordance with the FAST Act.

The Registrant confirms that all filings incorporated by reference have been hyperlinked in the Revised Registration Statement.

3.	The Fund’s June 30, 2024 N-CSR is incorporated by reference in multiple locations, but at the time of the filing, the June 30, 2024 N-CSR had not been filed with the Securities and Exchange Commission. Please ensure this information is on file on EDGAR.

The Fund confirms that the June 30, 2024 N-CSR filed on September 6, 2024 (SEC Accession No. 0001398344-24-017539). The June 30, 2024 N-CSR has been appropriately incorporated by reference into the Revised Registration Statement with appropriate hyperlinks included per comment 2 above.

4.	The Staff notes that it will need to review the audit consent with the Revised Registration Statement.

The Registrant confirms that the audit consent was filed as an exhibit to the Revised Registration Statement.

DISCLOSURE Comments

Prospectus

5.	The second paragraph on page 8 of the Prospectus states the following: “At any given time, the Fund’s portfolio may be substantially illiquid and subject to increased credit and default risk.” Please add disclosure clarifying that a secondary market for the loans does not currently exist and that no market for the loans may develop in the future.

The above-referenced paragraph has been revised as follows in the Revised Registration Statement: “The Alternative Credit in which the Fund typically invests are newly issued and/or current as to interest and principal payments at the time of investment. Unless the context suggests otherwise, all references to loans generally refer to Alternative Credit. Alternative Credit Instruments are generally not rated by the nationally recognized statistical rating organizations (“NRSROs”). The Alternative Credit Instruments in which the Fund may invest may have varying degrees of credit risk. There can be no assurance that payments due on underlying Alternative Credit investments will be made. At any given time, the Fund’s portfolio may be substantially illiquid and subject to increased credit and default risk. If a borrower is unable to make its payments on a loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under such loan. A secondary market for the loans does not currently exist, and no market for the loans may develop in the future.”

6.	Please disclose in an appropriate location the Fund’s dependence on the platforms to collect, verify, and provide information to the Fund about each loan and borrower and to sell the Fund loans that meet the Fund’s criteria.

The Fund confirms that the following disclosure regarding the Fund’s dependence on the platforms is included in the Fund’s June 30, 2024 annual report, which is incorporated by reference into the Prospectus in the Revised Registration Statement:

“Platform Reliance Risk. The Fund is dependent on the continued success of the platforms that originate the Fund’s Alternative Credit Instruments and the Fund materially depends on such platforms for loan data and the origination, sourcing and servicing of Alternative Credit investments. If such platforms were unable or impaired in their ability to operate their lending business, the Adviser may be required to seek alternative sources of investments (e.g., Alternative Credit originated by other platforms), which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies. In order to sustain its business, platforms and their affiliated entities may be dependent in large part on their ability to raise additional capital to fund their operations. If a platform and its affiliated entities are unable to raise additional funding, they may be unable to continue their operations. The Fund may have limited knowledge about the underlying Alternative Credit in which it invests and will be dependent upon the platform originating such loans for information on the loans. Some investors of Alternative Credit Instruments, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each Alternative Credit investment and borrower. Each of the platforms from which the Fund will purchase Alternative Credit Instruments retains an independent auditor to conduct audits on a routine basis.”

7.	Please disclose in an appropriate location what the Fund intends to do if a platform were to cease to exist or become unable to perform its servicing functions.

Please see comment 6 above for the Platform Reliance Risk disclosure that is included in the Fund’s June 30, 2024 annual report and incorporated by reference into the Prospectus in the Revised Registration Statement, which addresses the risks associated with the possibility of a platform ceasing to exist or becoming unable to perform its servicing functions.

8.	Please disclose the name of each platform through which the Fund invests greater than 25% of its assets, provide a description of the platform and disclose any unique risks that the platform presents.

The Fund confirms that it does not hold greater than 25% of its Managed Assets in loans originated by any one platform, and accordingly, no changes have been made in the Revised Registration Statement.

9.	Please confirm in correspondence that the Fund’s financial statements will classify the loans as level 3 in the fair value hierarchy based on the valuation methodology.

The Fund so confirms.

10.	Please confirm in correspondence that the Fund understands that the platform is an issuer and that if the Fund invests 45% or more of its assets in loans issued by a single platform, then the platform is considered a co-issuer of the Fund under Rule 140 of the Securities Act of 1933, as amended (the “1933 Act”). Please also confirm that if the Fund were to be regarded as engaged in a distribution of the securities of a platform, or if a platform were considered a co-issuer with the Fund, the Registration Statement would need to contain all required disclosure regarding that platform and that platform would need to execute the Registration Statement as an issuer and would have issuer liability under the 1933 Act for the disclosure in the Registration Statement.

The Fund confirms that no more than 45% of the Fund’s Managed Assets will be invested in loans originated from any single platform (or group of related platforms). Accordingly, no changes have been made in the Revised Registration Statement.

11.	Please disclose that the purchase of whole loans through an alternative lending platform involves the purchase of “securities” under the 1933 Act issued by the originating platforms and that the purchase of whole loans by the Fund involves the purchase of securities.

The following disclosure has been added to the Prospectus in the Revised Registration Statement: “The purchase of whole loans through an Alternative Credit platform involves the purchase of “securities” under the Securities Act issued by the originating platforms, and accordingly, the purchase of whole loans by the Fund involves the purchase of securities.”

12.	Page 15 of the Prospectus discusses the BNP Credit Agreement. Please file such agreement as an exhibit to the Registration Statement.

The Fund confirms that it has filed the BNP Credit Agreement as an exhibit to the Revised Registration Statement.

13.	Please disclose in the Fund’s Registration Statement and in the valuation policy note to the Fund’s financial statements that the Fund has adopted a valuation policy, which states that (1) the unit of account is at the individual loan level; (2) fair valuation will be performed using inputs which incorporate borrower-level data; and (3) the borrower level data is updated as often as net asset value is calculated.

The Fund confirms that the following disclosure has been added to the “Net Asset Value” section of the Revised Registration Statement:

“Pursuant to the Fund’s valuation policies and procedures as adopted by the Board of Directors, the Fund’s holdings in Alternative Credit Instruments are fair valued in accordance with such policies and procedures based on evaluated prices provided by the Adviser. The Fund accounts for whole and fractional loans at the individual loan level for valuation purposes, and whole loans and fractional loans are fair valued using inputs that take into account borrower-level data that is updated as often as the NAV of Common Shares is calculated to reflect new information regarding the borrower or loan. Such borrower-level data will include the borrower’s payment history, including the payment, principal and interest amounts of each loan and the current status of each loan, which allows the Adviser to determine, among other things, the historical prepayment rate, charge-off rate, delinquency and performance with respect to such borrower/loan. In addition, borrower-level data may include the following to the extent applicable and available: updated FICO scores of the borrower of a consumer loan or the guarantor of the borrower of an SME loan, the borrower’s debt-to-income ratio and employment status (in the case of consumer loans) and financial statements, tax returns and sales data (in the case of SME loans).

The Fund, in accordance with the investment limitations approved by the Fund’s Board of Directors, will limit its investments in Alternative Credit to loans originated by platforms that will provide the Fund with a written commitment to deliver or cause to be delivered individual loan-level data on an ongoing basis throughout the life of each individual loan that is updated periodically as often as the NAV of Common Shares is calculated to reflect new information regarding the borrower or loan.

The Fund will not invest in loans originated by platforms for which the Adviser cannot evaluate to its satisfaction the completeness and accuracy of the individual Alternative Credit data provided by such platforms relevant to determining the existence and valuation of such Alternative Credit and utilized in the accounting of the loans.

The processes and procedures described herein are part of the Fund’s compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that the Fund is required to maintain under the 1940 Act.”

The Fund confirms that the requested disclosure will also be added to the valuation note to the Fund’s financial statements in its next filed shareholder report.

14.	The last paragraph on page 44 of the Prospectus states the following: “The 2020 Control Share Statute Relief reflects only the enforcement position of the Staff and is not binding on the SEC or any court, however, the limited judicial precedent that exists supports CEFs’ ability to utilize control share statutes.” However, some courts have held that these types of statutes raise issues under Section 18(i) of the Investment Company Act of 1940, as amended, so please confirm or clarify this disclosure.

The above-referenced disclosure has been revised as follows in the Revised Registration Statement: “The 2020 Control Share Statute Relief reflects only the enforcement position of the Staff and is not binding on the SEC or any court, and some uncertainty around the application under the 1940 Act of state control share statutes exists as a result of recent federal and state court decisions that have found that certain control share acquisition provisions violate the 1940 Act.”

15.	Please disclose in the “U.S. Federal Income Tax Matters” section of the Prospectus that due to investing in marketplace lending platforms, the Fund may not qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, and disclose the consequences if the Fund does not qualify as a RIC.

The requested changes have been made.

16.	With respect to the “Plan of Distribution” section of the Prospectus, please confirm that the contemplated in-kind exchange program will not be to the detriment of shareholders of the Fund and will not be primarily for the benefit of the shareholder offering shares of the “pooled investment vehicle” and participating in the contemplated in-kind exchange program.

The Registrant confirms that the contemplated in-kind exchange program will not be to the detriment of shareholders of the Fund and will not be primarily for the benefit of the shareholder offering shares of the “Pooled Investment Vehicle” and participating in the contemplated in-kind exchange program.

17.	Page 53 of the Prospectus discusses State Street as the Fund’s custodian. Please disclose that the Fund’s qualified custodian will receive evidence that the Fund owns the loans and will have the ability to enforce the loan. This should include disclosure on what the custodian receives as evidence for each of the different types of loans that it will purchase. For example, the Fund’s custodian, should receive an executed loan package which could consist of either a note or a loan agreement and a note along with an instrument of assignment executed by the platform. The custodian should also receive personally identifying information about the borrower to enable the custodian to enforce the loan directly against the borrower.

The following disclosure has been added to the Prospectus in the Revised Registration Statement: “For whole loans purchased by the Fund (which would not include, for example, underlying loans in a securitized product held by the Fund), it is expected that Millennium Trust, as the Fund’s qualified custodian for the loans, will typically receive or be provided with access to an executed loan package. While the executed packages may differ for certain investments, it is typically comprised of evidence in the form of a promissory note or similar document, an executed copy of the underlying loan agreement or security instrument, and an executed copy of the loan assignment. Although the Fund’s custodian would have access to loan files and personally identifiable information about the borrower and would have the ability to enforce the loans, it is expected that the enforcement of the loans will generally be handled by the loan servicer.”

Statement of Additional Information

18.	The first paragraph under the section entitled “Alternative Credit” describes different aspects of the Fund’s Alternative Credit Strategy. Please confirm the strategies described in roman numerals (iv), (v) and (vi), as they do not appear to be discussed in the Prospectus.

The Fund confirms that the above-referenced disclosures have been added to the strategy sections included in the Prospectus in the Revised Registration Statement.

19.	The second to last sentence of the Statement of Additional (“SAI”) states the following: “The Fund has no intention as of the date of this SAI to invest in Alternative Credit originated from lending platforms based outside the United States or made to non-U.S. borrowers.” Please add this information into the Prospectus.

The requested change has been made in the Revised Registration Statement.

20.	The Staff notes that the RiverNorth Capital and Income Fund, Inc. includes additional risk disclosures under the “Alternative Credit – Regulatory Considerations” section of its SAI discussing a variety of risks relating to the use of Alternative Credit platforms. If such disclosures apply for this Fund, please add them to this section.

The Fund confirms that the “Regulatory Considerations” section has been updated to align with the risks disclosed in the SAI for the RiverNorth Capital and Income Fund, Inc.

21.	Please confirm that the Fund’s schedule of investments will disclose the names of the platforms issuing each loan. Note that because the platform issuing each loan is the issuer of the security, the name of the platform issuing each loan must be included in the Fund’s schedule of investments. Regulation S-X 210.12-12 requires the name of the issuer to be included in column A. Please note that for the 10 largest holdings disclosure in the Fund’s management discussion of fund performance, the Fund should disclose the 10 largest platforms in which it invests, rather than the 10 largest securities.

The Fund confirms that it currently names the platform issuing each loan in the Fund’s schedule of investments and that it will continue to disclose such information in the schedule of investments. Additionally, the Fund will disclose the largest platforms in which it invests in the ten largest holdings to the extent applicable in future annual reports.

22.	The N-2 is materially incomplete because it does not incorporate by reference to any existing shareholder report and is therefore missing disclosure about several N-2 items. In the future, please backwards incorporate to an existing annual report that can be reviewed to confirm A.2 eligibility and compliance with N-2 requirements.

The Fund confirms that, in the future, it will backwards incorporate to the existing annual report as requested.

23.	For future reference, if any filing will be due after the initial N-2 is filed, but before the N-2 is declared effective, please include a statement that all filings filed by the Registrant pursuant to the Securities Exchange Act of 1934, as amended, after the date of the initial Registration Statement and prior to effectiveness of the Registration Statement shall be deemed to be incorporated by reference into the prospectus.

The Fund confirms that the requested change will be made in all future registration statement filings, as applicable.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams